UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)


THE COEUR D'ALENES COMPANY
(Name of the Issuer)

JIMMIE T. G. COULSON
(Name of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

192119 10 9
(CUSIP Number of Class Securities)

1-10676
(Commission File Number)

Marilyn A Schroeder
Vice President/CFO
The Coeur d'Alenes Company
P O Box 2610
Spokane, WA 99220-2610
(509) 924-6363
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPY TO:

Lawrence Small
Paine, Hamblen, Coffin, Brooke & Miller, LLP
717 W Sprague  Suite 1200
Spokane, WA 99201-3505

This statement is filed in connection with (check the appropriate box):

a. [ X ] The filing of solicitation materials or an information statement subject to Regulation 14A (Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or
Rule 13e-3c (Section240.13e-3c) under the Securities Exchange Act of 1934 ("the Act").
b. [   ]  The filing of a registration statement under the Securities
Act of 1933.
c. [   ]  A tender offer.
d. [   ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the
results of the transaction: [   ]

Calculation of Filing Fee

	Transaction valuation*			Amount of filing fee
		$15,822					$3.16

*The transaction value is based on the assumption that only those holders of record with less than 1,000 shares will be cashed out as a result of this transaction. There may be more shareholders that fall into this category who currently have their stock with a depository. The total shares held by shareholders of record with less than 1,000 shares are 63,287. The transaction value is calculated by multiplying 63,287 shares by the purchase price of $0.25 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals 1/50th of one percent of the aggregate value of this transaction.

[   ]  Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount previously Paid: ___________________

		Form or Registration No.: ___________________

		Filing Party: ______________________________

		Date Filed: _______________________________

Item 1.  Summary Term Sheet:

The terms of the Transaction are summarized as follows:

? The purpose of the Transaction is to cash out Shareholders holding less than one thousand (1,000) shares of common stock in a record or nominee account at 6:01 p.m. on _________ (the "Effective Time"); the Transaction is being undertaken at this time in order to provide small, unaffiliated shareholders with an economic means of liquidating their shares, as well as reducing the Company's expense of compliance with federal securities laws, (For additional information, see the Proxy Statement, "Reasons for Transaction", page 15 which is incorporated herein by reference.)

? The ratio for the reverse split is one (1) share for every one thousand (1,000) shares beneficially owned at the Effective Time; (For additional information, see discussion in Proxy Statement entitled "Structure of the Transaction" on page 15 which is incorporated herein by reference).

? Shareholders who are cashed out will receive $0.25 for each share beneficially owned the moment before the Effective Time; the Directors, including Mr. Coulson, believe that the purchase price is fair, as it is higher than the fair market value determined by an appraisal received by the Company. (For additional information, see the discussion in the Proxy Statement entitled "Affect of the Transaction on Company Shareholders" at page 19, incorporated herein by reference.)

? The Transaction must be approved by a majority of the Shareholders including Shareholders who are affiliated with the Company as officers, directors or employees; (This statement is included in the Proxy Statement on Page 7, incorporated herein by reference.)

? If the Transaction is approved, then the Company intends to file a certification of termination of registration of its common stock with the Securities and Exchange Commission and the Company will cease to be a reporting company; Officers, directors and holders of 10% or more of the outstanding shares of common stock also will not be subject to other provision of federal securities law. (For additional information, see the Proxy Statement discussion entitled "Effect on Shareholders" at page 13 and "Affect of the Transaction on Company" on page 21, incorporated herein by reference.)

? The Transaction, if approved, will not have any material effect on Shareholders beneficially owning one thousand (1,000) or more shares of the Company's common stock; the Directors determined on Janusary 28, 2002 that $0.25 per share was a fair purchase price. (For additional information see section entitled "Effect on Shareholders" at page 13 of the Proxy
Statement, incorporated herein by reference.)

? If the Transaction is approved, small Shareholders (thereafter referred to as Cashed-Out Shareholders) will have dissenter appraisal rights under Idaho law; a Cashed-Out Shareholder, however, must have sent a notice to the Company prior to the meeting and not voted for the Transaction. (For additional information, see section entitled "Dissenter's Appraisal
Rights" on page 24 of the Proxy Statement, incorporated herein by reference.)



A complete description of the Transaction can be found in Proposal Number 1 beginning on Page 3 of the Proxy Statement, incorporated herein by reference.

Item 2.  Subject Company Information

(a) This Transaction is being conducted by the issuer:

)	THE COEUR D'ALENES COMPANY
	3900 E Broadway
	Spokane, WA 99220-2610
	(509) 924-6363

(b) Common Stock, no par value
Outstanding shares as of May 7, 2002:  5,335,530

(c)	MARKET FOR COMMON STOCK.  Although the common stock of Cd'A, having no par value, is traded on the over-the-counter market based in Spokane, Washington and on the Bulletin Board (CDAL.ob), there is currently no established public trading market for Cd'A Common Stock. The range of high bid and low bid quotations for Cd'A Common Stock, by quarters, for the period beginning October
1, 1999 through March 31, 2002 is set forth in dollars per share below:


                                                High - Low

January 1 - March 31  2002			$.05 - $.05
October 1 - December 31  2001                   $.05 - $.05
July 1 - September 30  2001                     $.12 - $.05

April 1 - June 30 2001                          $.10 - $.10
January 1 - March 31 2001    			$.12 - $.10
October 1 - December 31 2000                    $.12 - $.12
July 1 - September 30 2000                      $.12 - $.12

April 1 - June 30 2000				$.25 - $.12
January 1 - March 31  2000                      $.31 - $.12
October 1 - December 31 1999                    $.12 - $.12


The source of the above quotations is the Spokane over-the-counter listing, and the above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. In addition, the lack of an established public trading market for Cd'A Common Stock should be kept in mind in reviewing the above quotations. The prices shown are reflective of limited transactions.

  (d) 	The Company has not declared or paid any dividend on the
shares of common stock in the last two (2) fiscal years. A loan agreement currently in place with the Company's primary lender restricts the Company from paying any cash dividends in excess of 10% of after tax net income. There have been no changes in or disagreements with the Company's independent accountants concerning accounting or financial disclosures.

(e) n/a

(f) Mr. Coulson has had no transactions involving the Company's common stock during the last sixty days.

The preceding information can also be found beginning on Page 9 of the Proxy Statement, incorporated herein by reference.

Item 3.  Identify and Background of Filing Person

  (a)	The filing person is: Jimmie T G Coulson, Director,
President/CEO
				     P O Box 2610
				     Spokane, WA  99220-2610
				     509) 924-6363

(b) n/a

(c) President and CEO of subject company during all of the last five years. Jimmie Coulson has not been convicted in a criminal proceeding and has not been a party of any judicial or administrative proceedings during the past five years. Mr.
Coulson is a citizen of the USA.


Item 4.  Terms of the Transaction.

(a) The Transaction includes both a reverse stock split and a forward split of the Company's common stock. If this Transaction is approved and occurs, the reverse split will occur at 6:00 P.M. Pacific time on June 12, 2002 (the Effective Time). All shareholders on June 12, 2002 will receive one share of the Company's common stock for every 1,000 shares of the Company's common stock held in their record or nominee accounts at that time. Any Shareholder who has the beneficial interest in fewer than 1,000 shares of the Company's common stock at the Effective Time (referred to herein as a "Cashed-Out Shareholder") will receive a cash payment instead of fractional shares. This cash payment will be $0.25 per share as determined by the Board of Directors at a regularly scheduled meeting of the Board held on November 29, 2001 and reaffirmed at a subsequent regularly scheduled meeting of the Board held on January 28, 2002. The Directors considered an independent valuation report prepared by Cronkite and Kissell that established the value of the shares at $0.08 per share as of August 31, 2001. The Directors, however, did not accept the conclusions and recommendations of that report; consequently, it will not be provided to the Shareholders as part of the proxy statement. A copy of the report will be provided to any shareholder upon request. The Directors determined that $0.25 was a more appropriate value. Immediately following the Effective Time for the reverse split, all Shareholders who are not Cashed-Out Shareholders will receive 1,000 shares of the Company's common stock for every one share of stock they received as a result of the reverse stock split. If a Shareholder holds 1,000 or more shares in a record or nominee account prior to the Transaction, any fractional share in those accounts will not be cashed out after the reverse split and the total number of shares held in those accounts will not change as a result of the Transaction. For more information, see "Structure of the Transaction" beginning on page 15 of the Proxy Statement, incorporated herein by reference."

In accordance with Section 30-1302 of the Idaho Code, Cashed-Out Shareholders have the right to dissent from the Transaction and to receive payment in cash for the "fair value" of those shares voted against the Transaction. Instructions regarding the assertion of dissenter rights are contained in the section entitled Dissenters Appraisal Rights at page 24; this section is incorporated herein by reference. See also Appendix A to the Proxy Statement.

No provisions have been made by the Company to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. Mr. Coulson believes that the Transaction is procedurally fair to unaffiliated small shareholders, because the Directors understand their fiduciary responsibilities, have authorized several tender offers to small shareholders previously, and have tried to establish active trading markets. Dissenter appraisal rights are also available. For more information, see discussion beginning on Page 7 of the Proxy Statement, incorporated herein by reference.

Item 1004(f) of Regulation M-A is not applicable.

A complete description of the terms of the transaction is included in Proposal No. 1 of the Proxy Statement, Special Factors, starting on Page 4 and also in the section entitled "Structure of the Transaction" staring on Page 15; this information is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a) None
(b) None
(c) None
(e) None



Item 6.  Purposes of the Transaction and Plans or Proposals.


The securities acquired in the Transaction will be held in treasury of the Company; Idaho law allows its domestic corporations to hold their shares of common stock in treasury for limited purposes.

Effective January 28, 2002, the Company merged its wholly-owned subsidiary, Union Iron Works, Inc. of Spokane back into the parent company. This merger is intended to eliminate the expense of maintaining two separate businesses. It is unrelated to the reverse split described in Proposal No. 1 of the Proxy Statement (the "Transaction"). There are no other plans, proposals or negotiations regarding any extraordinary transactions such as a merger, reorganization or liquidation involving the Company.

There are no plans, proposals or negotiations that might result in any purchase, sale or transfer of a material amount of assets of the Company.

There are no plans, proposals or negotiations that might result in a material change in the present dividend rate or policy or any indebtedness or capitalization of the Company.

There are no plans, proposals or negotiations that might result in any change in the present board of directors or management of the Company except in the normal course of board member retirement and replacement.

There are no plans, proposals or negotiations that might result in any change in the Company's corporate structure.

The Company has only one class of securities and, if the Transaction is approved, the Transaction will result in the securities becoming eligible for termination of registration under Section 12(g)(4) of the Act (15 U.S.C. 781). The Company's listing of common stock on the NASDAQ Bulletin Board will be discontinued

The purpose of the Transaction is more fully described in Proposal No. 1 of the Proxy Statement, "Reasons for the Transaction", beginning on Page 15, incorporated herein by reference.

Mr. Coulson at the present time does not intend to engage in, nor is he aware of any reason to be involved in, any events or transactions of the type described in Item 6 after the completion of the Transaction.

Item 7.  Purposes, Alternative, Reasons and Effects.

The information required by this Item 7 and Item 1013 of Regulation M-A is set forth in the Proxy Statement in the section entitled "Background and Purpose of the Transaction" at page 18 and "Affect of the Transaction on the Company" at page 21). These sections are incorporated herein by reference.

Item 8.  Fairness of the Transaction.

Jimmie Coulson believes this transaction is fair to all unaffiliated shareholders of the Company. The small shareholders currently have no way to liquidate their investment in the Company without incurring costs that are disproportionate to the overall value of the stock. This Transaction provides a method to cash out these shareholders. The Company commissioned a going concern valuation study and report from an independent appraiser in an effort to arrive at a fair purchase price for the fractional shares. Since the conclusion of $0.08 per share was based on financial information of comparable companies much larger than the Company, the Board determined to set the price at $0.25. Over the last two years, the range of high and low bids has been $0.25 to $0.05. Market price is not a relevant measure of fairness, as there is not an active trading market. Over the last five years, after tax earnings per share have averaged $0.02 and $0.01 over the last three years. At $0.25 per share, the purchase price represents twelve and one half times average after tax net income per share based on the last five years and twenty five times average after tax net income per share based on the last three years. The purchase price represents approximately 50% of book value.

ThisTransaction will not have a material affect on shareholders holding 1,000 or more shares of the Company's stock. The Company will no longer be a registered, reporting Company, but without an active trading market over the last ten years, the registration does not provide a material benefit to the unaffiliated shareholders.

No Director, including Mr. Coulson dissented or abstained from voting on the Transaction.

The Transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class.

A majority of the directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of this Transaction nor to prepare a report concerning the fairness of the Transaction.

A complete discussion of the fairness of the Transaction can be found in Proposal No. 1 of the Proxy Statement in the section entitled "Fairness of the Transaction" beginning on Page 5 and incorporated herein by reference.

This Transaction was approved by all the Directors who are not employees of the Company.

There have been no firm offers made by an unaffiliated person during the last two years to acquire the Company or a significant part of the Company's assets.


Item 9.  Reports, Opinions, Appraisals and Negotiations.

The Company received an assessment as to the fair market value of the Company's equity on a minority interest basis from Cronkite & Kissell, a company providing business valuation and financial advisory services located in Los Angeles, California. This assessment was obtained by the Company for the information of the Board of Directors and the Company did not request Cronkite & Kissell to issue a fairness opinion. Since the Board of Diretors of the Company considered only the statistical information concerning prices of shares of common stock of several companies as provided in the assessment, the Company does not believe that the assessment itself is a document that is materially related to the Transaction.

The address of Cronkite & Kissell is 1888 Century Park East, Suite 1900, Los Angeles, CA 90067. The Company believes that Cronkite & Kissell has the qualifications to provide valuation services, but the Company does not have any specific information regarding such qualifications. Cronkite & Kissell had provided valuation services to other companies in the metals industry, but the Company had not had any contact or arrangement for services with Cronkite & Kissell previously. The Company did not follow any express method of selection of Cronkite & Kissell nor did the Company have any material relationship with Cronkite & Kissell within the previous two years. The assessment did not relate to the fairness of the consideration; the Company, acting through its Board of Directors, solely determined the amount of consideration to be paid to unaffiliated shareholders.

A summary of the assessment issued by Cronkite & Kissell is set forth on page 8 of the Proxy Statement; this information is incorporated herein by reference. The assessment also has been filed as Exhibit 1 to this statement and Exhibit 1 is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

The source of funds for the Transaction will be the Company's working capital. The total number of fractional shares that will be purchased and the total cash to be paid by the Company are unknown. If the Transaction, however, had been completed as of January 1, 2002, the cash payment that would have been issued to cashed out shareholders would have been at least $15,822 based on 63,287 shares held by 599 registered shareholders. The actual amounts will depend on the number of Cashed-Out Shareholders at the Effective Time of the Transaction, which may vary from the number identified on January 1, 2002. The Company is not able to determine at this time the number of shareholder accounts with fewer than 1,000 shares that are held in depositories.

The cost of the Transaction is expected to be around $20,000 not including the payment to Cashed-Out Shareholders. Legal fees, solicitation materials and mailing are the only significant costs the Company anticipates at this time.

For more information, see the discussion beginning on page 10 of the Proxy Statement, incorporated herein by reference.

Item 11.  Interest in Securities of Subject Company.

The information required by Item 1008(a) of Regulation M-A is set forth in the Proxy Statement in the section entitled "Security Ownership of Management" at page 31; this section is incorporated by reference.
Joel E. Simpson is still an employee of the Company but he is not considered part of Management for disclosure purposes.

There have not been any transactions during the last sixty days involving the Company's common stock and Mr. Coulson.

Item 12.  The Solicitation or Recommendation.

Three of the Company's Directors, listed below, will be cashed out unless they acquire additional shares or if Dr. Robert Shanewise combines his accounts, to bring their total holdings of record to more than 1,000.

		Robert P. Shanewise
		Wendell J. Satre
		Lawrence A. Stanley

As all of the Directors believe this transaction is in the best interest of the Company and all of the unaffiliated shareholders, all five intend to vote their shares in favor of this transaction.

No Director or executive officer, including Mr. Coulson, has made a recommendation separate from the unanimous resolutions adopted by the Directors either in support of or opposed to this transaction to any other party.

Item 13.  Financial Statements.

Audited financial statements for the two previous fiscal years required to be filed with the Company's most recent annual report under Sections 13 and 15(d) of the Exchange Act (15 U.S.C. 78m; 15 U.S.C. 78o), have been filed with the Company's most recent annual report on Form 10-KSB for the fiscal year ended in September 2001. The Annual Report was filed on December 27, 2001. The Form 10-KSB for the year ending September 29, 2001 will be included with the mailing of the proxy statement to shareholders as the Company's annual report. The financial statements begin on Page F1, immediately following page 17 of the Form 10-KSB and are incorporated herein by reference.

The financial statements required to be included with the Company's most recent quarterly report are contained in the most recent Form 10-QSB, filed on May 9, 2002 for the quarter ended March 25, 2002 and are incorporated herein by reference.

Ratio of earnings to fixed charges are as follows:

	Six Month Period Ended March 25, 2002:	-2.46:1
	Fiscal Year Ended September 29, 2001:	-.54:1
	Fiscal Year Ended September 30, 2000:	 .61:1
	Fiscal Year Ended September 25, 1999	 .57:1
	Fiscal Year Ended September 26, 1998	 .83:1
	Fiscal Year Ended September 27, 1997	 .42:1

Book Value per share of the Company's Common stock as of March 25, 2002 is $0.54.

The Transaction will have no material effect on the Company's balance sheet, income statement or earnings per share for the current fiscal year. The Transaction will not have a material effect on the Company's book value per share for the current fiscal year. For a more complete discussion of the financial impact, refer to Proposal No. 1 of the Proxy Statement in the section entitled "Affect of the Transaction on the Company", beginning on page 21; this information is incorporated herein by reference.


Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

No person or class of persons are directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with this transaction.

No Officer, employee or corporate assets of the Company has or will be employed or used by the Company in connection with this transaction.

Item 15.  Additional Information.

No additional material is required under this item.

Item 16.  Exhibits.

Exhibit No.			Description of Document

1 Cronkite and Kissell valuation and
assessment
of the equity of The Coeur d'Alenes
Company
dated August 31, 2001.
SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	/S/ Jimmie T. G. Coulson
	     President/CEO
	     May 13, 2002